UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date March 10, 2022	By	/s/ Bentsur Joseph
Bentsur Joseph
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of the Meeting and Record date, dated January 24, 2022

99.2	Press Release dated February 3, 2022 – A2Z Smart Technologies Closes Previously Announced Acquisition of Israel-Based Manufacturer – Isramat Ltd

99.3	Material Change Report dated February 7, 2022

99.4	Press Release dated February 10, 2022 - A2Z Smart Technologies Begins Pilot with Chedraui, a leading Grocery and Department Store Chain in Mexico

99.5	Press Release dated February 15, 2022 – A2Z Smart Carts now available at Evergreen’s Monsey, New York location

99.6	Press Release dated February 23, 2022 – A2Z Smart Technologies Announces Partnership with Cardknox

99.7	Press Release dated February 28, 2022 – A2Z Smart Technologies Named to 2022 TSX Venture Exchange Top 50 Performers

99.8	Press Release dated March 2, 2022 – A2Z Smart Technologies Provides Initial Performance Results From Cust2Mate Smart Cart rollout in Israel

99.9	Notice of Meeting dated February 27, 2022

99.10	Management Information Circular dated February 27, 2022

99.11	Form of Proxy